UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Acucela Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00510T 109
(CUSIP Number)

Masashi Okuyama
Legal & Compliance Dept. of SBI Holdings, Inc.
SBI Holdings, Inc.
Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan
+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,752,425
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,752,425
11	Aggregate amount beneficially owned by each reporting person 7,752,425
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.6% (1)
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.3%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.3%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,485,928
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,485,928
11	Aggregate amount beneficially owned by each reporting person 1,485,928
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.1%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: Trans-Science No. 2A Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Transscience Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Media Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Broadband Fund No. 1 Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014, and filed October 10, 2014, Amendment No. 2 dated January 28, 2015, and filed January 30, 2015, Amendment No. 3 dated March 2, 2015, and filed March 3, 2015, and Amendment No. 4 dated March 13, 2015 and filed March 17, 2015 (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 5 (this “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby deleted and replaced with the following:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

SBI Holdings, Inc.
SBI Capital Management Co., Ltd.
SBI Investment Co., Ltd.
SBI Incubation Co., Ltd.
Trans-Science No. 2A Investment Limited Partnership
SBI Transscience Co., Ltd.
BIOVISION Life Science Fund No.1
SBI Bio Life Science Investment LPS
SBI BB Mobile Investment LPS
SBI Phoenix No. 1 Investment LPS

The address for each Reporting Person is Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan.

SBI Holdings, Inc., a corporation organized in Japan (“SBI Holdings”), is the parent company of the SBI Group, a financial services group in Japan.

The Common Stock is held directly by SBI Incubation Co., Ltd., Trans-Science No. 2A Investment Limited Partnership, BIOVISION Life Science Fund No.1, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, and SBI Phoenix No. 1 Investment LPS (collectively, the “Direct Holders”).  Each is a corporation or private investment fund organized in Japan.

SBI Incubation Co., Ltd. is an indirect wholly-owned subsidiary of SBI Holdings.

SBI Transscience Co., Ltd., a private investment fund organized in Japan and a subsidiary of SBI Holdings is the sole general partner of Trans-Science No. 2A Investment Limited Partnership.

SBI Capital Management Co., Ltd., a corporation organized in Japan (“SBI Capital Management”), is a wholly-owned subsidiary of SBI Holdings.

SBI Investment Co., Ltd., a corporation organized in Japan (“SBI Investment”), is a wholly-owned subsidiary of SBI Capital Management.

SBI Investment is the sole general partner or the sole liquidator of BIOVISION Life Science Fund No.1, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, and SBI Phoenix No. 1 Investment LPS.

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of SBI Holdings’ directors and executive officers.  In their capacity as directors or executive officers of SBI Holdings, each may be deemed a person controlling the Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended by the addition of the following:

On March 31, 2015, SBI BB Media Investment Limited Partnership transferred its 1,257,252 shares of Common Stock to SBI Capital Management Co., Ltd., and SBI Broadband Fund No. 1 Limited Partnership transferred its 779,502 shares of Common Stock to SBI Capital Management Co., Ltd.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) and 5(b) of the Statement is hereby deleted and replaced with the following:

(a), (b)
 As of the date hereof, each of the Reporting Persons may be deemed to beneficially own the aggregate number of and percentage of Common Stock listed opposite its name:

Reporting Person	Amount Beneficially Owned1	Percent of Class2	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition of	Shared power to dispose or direct the disposition of
SBI Holdings, Inc.	7,752,425	21.6%	0	7,752,425	0	7,752,425

SBI Capital Management Co., Ltd.	8,233,623	17.3%	0	8,233,623	0	8,233,623

1 Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

2 The percentage ownership is based upon 35,809,467 outstanding shares as reported by the Issuer in its FORM 10-K filed with the Securities and Exchange Commission on March 30, 2015.

SBI Investment Co., Ltd.	6,196,869	17.3%	0	6,196,869	0	6,196,869

SBI Incubation Co., Ltd.	1,485,928	4.1%	0	1,485,928	0	1,485,928

Trans- Science No. 2A Investment Limited Partnership	69,628	0.2%	0	69,628	0	69,628

SBI Transscience Co., Ltd.	69,628	0.2%	0	69,628	0	69,628

SBI BB Media Investment Limited Partnership	0	0	0	0	0	0

BIOVISION Life Science Fund No.1	1,777,778	5.0%	0	1,777,778	0	1,777,778

SBI Bio Life Science Investment LPS	1,871,250	5.2%	0	1,871,250	0	1,871,250

SBI BB Mobile Investment LPS	258,582	0.7%	0	258,582	0	258,582

SBI Phoenix No. 1 Investment LPS	252,505	0.7%	0	252,505	0	252,505

SBI Broadband Fund No. 1 Limited Partnership	0	0	0	0	0	0

Ryo Kubota has filed a Schedule 13D/A in which he discloses that he entered voting agreements on February 20, 2015 with  each of Hikaru Shimura, Yoichi Tsuchiya, and Yoshitaka Kitao (together, the “Voting Agreements”). Additionally, as a result of jointly filing the Complaint described in Item 4 above, the Reporting Persons have formed a “group” under Section 13(d) of the Act with respect to the Common Stock of the Issuer beneficially owned by the Reporting Persons and Ryo Kubota for the limited purpose of pursuing the lawsuit described in Item 4 and carrying out the intention of the Voting Agreement and Proxy.

Ryo Kubota is the direct beneficial holder of 10,250,654 shares of Common Stock (including 10,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment) and has sole voting and dispositive power over such shares.  Additionally, as a result of entering into the Voting Agreements, Dr. Kubota may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3 of the Act, 376,315 shares of Common Stock that are beneficially owned by the other parties to the Voting Agreements. Additionally, as a result of entering into the Voting Agreement and Proxy with the Reporting Persons, Dr. Kubota may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 7,752,425 shares of Common Stock that are beneficially owned by the Reporting Persons and that are subject to the Voting Agreement and Proxy, which when combined with the aforementioned 376,315 shares of Common Stock and the 10,250,654 beneficially owned by Dr. Kubota prior to entering into the Voting Agreement and Proxy result in a total of 18,379,394 shares of Common Stock, representing approximately 51.3% of the Issuer’s outstanding Common Stock. Notwithstanding the preceding, neither the filing of this Schedule 13D/A, nor any of its contents, shall be deemed to constitute an admission by the Reporting Persons that Dr. Kubota is the beneficial owner of any of the 7,752,425 shares of Common Stock beneficially held by the Reporting Persons for purposes of the Act or for any other purpose.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1 –	Joint Filing Agreement, dated March 31, 2015, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED
PARTNERSHIP

By:	/s/ Katsuya Kawashima
Name:	Katsuya Kawashima
Title:	Authorized Signatory

TRANS-SCIENCE NO. 2A INVESTMENT LIMITED PARTNERSHIP, AND SBI TRANSSCIENCE CO., LTD.

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement

SCHEDULE A

The business address of each director and executive officer is c/o SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan.  Each director and executive officer is a citizen of Japan except for Peilung Li, a citizen of the United States.

SBI HOLDINGS, INC. — BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address

Yoshitaka Kitao	Representative Director, President & CEO	Representative Director and Chairman of SBI Investment Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Representative Director and Chairman of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of Morningstar Japan K.K.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI Japannext Co., Ltd.	1-1-1 Hirakawacho, Chiyoda-ku, Tokyo, Japan

		Director and Chairman of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director and Chairman of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Representative Director of SBI Hong Kong Holdings Co., Limited	Room 806, 8/F, Tower Two, Lippo Centre, No.89 Queensway, Hong Kong

Katsuya Kawashima	Representative Director, Senior Executive Vice President	Director of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Representative Director and President of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Representative Director and President of SBI Investment Co., Ltd	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Representative Director of SBI Incubation Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Takashi Nakagawa	Representative Director & Senior Executive Vice President	Director of SBI Investment Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI Incubation Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Representative Director of SBI Transscience Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director and Chairman of SBI AXES Co., Ltd.	2-1-1 Shibuya, Shibuya-ku, Tokyo, Japan

		Representative Director and President of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director and Chairman of SBI MONEY PLAZA Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Tomoya Asakura	Director & Senior Managing Executive Officer	Representative Director & President of Morningstar Japan K.K.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI Insurance Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Shumpei Morita	Director, Managing Executive Officer & CFO	Representative Director and President of SBI Business Solutions Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Peilung Li	Director & Executive Officer	The Chief Representative of the Company’s Representative Office in Shanghai	Suite 1420, Shanghai World Financial Center No.100 Century Avenue, Pudong District, Shanghai, China

		Representative Director of SBI (China) Co., Ltd.	Room 7 on 2nd Floor, No, 7 Hui Xian Yuan Dalian Ascendas IT Park, Dalian, 116025 China

		Representative Director of Shanghai SBI-INESA Equity Investment Management Co., Ltd.	Room 1602B-308, Building 11, No.803 Shuangcheng Road, Baoshan District, Shanghai, China

		Director and CEO of CSJ-SBI Financial Media Co., Ltd.	Unit 1482, Shanghai World Financial Center, No.100, Century Ave, Pudong New Area, Shanghai, China

		Director of Tianan Property Insurance Company Limited	10F, No.1, Shanghai Pudong Avenue Shanghai, China 200120

Masato Takamura	Director	Representative Director and President of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Masaki Yoshida	Director	Representative Director of YOSHIDAMASAKI INC.	4-2-27 Shibuya, Shibuya-ku, Tokyo, Japan

		Representative Director and Chairman of Watanabe Entertainment Co., Ltd.	4-2-12 Jingumae, Shibuya-ku, Tokyo, Japan

		Outside Director of KLab Inc.	6-10-1 Roppongi, Minato-ku, Tokyo, Japan

Kiyoshi Nagano	Director	Outside Audit & Supervisory Board Member of Shin-Etsu Chemical Co., Ltd.	2-6-1 Otemachi, Chiyoda-ku, Tokyo, Japan

		Outside Auditor of LEC, INC.	3-15-1 Nihonbashi Hamacho, Chuo-ku, Tokyo, Japan

Keiji Watanabe	Director	Independent Outside Director of ASAHI KOGYOSHA CO., LTD.	1-25-7 Hamamatsucho, Minato-ku, Tokyo, Japan

		Outside Director of Aoyama Zaisan Networks Company, Limited	8-4-14 Akasaka, Minato-ku, Tokyo, Japan

Akihiro Tamaki	Director	Representative Director of SiFA Co., Ltd.	1-22-19 Komaba, Meguro-ku, Tokyo, Japan

		External Corporate Auditor of Avex Group Holdings Inc.	3-1-30 Minami Aoyama, Minato-ku, Tokyo, Japan

Masanao Marumono	Director	Vice-President of Japan Association of Employers of Persons with Severe Disabilities	3-11-11 Hatchobori, Chuo-ku, Tokyo, Japan

		Counsel of SMBC Green Service Co., Ltd.	3-3-15 Nishi Ishikiricho, Higashi Osaka-shi, Osaka, Japan

Teruhide Sato	Director	Counsel and Founder of BEENOS Inc.	4-7-35 Kitashinagawa, Shinagawa-ku, Tokyo, Japan

Kazuhiro Nakatsuka	Director	Representative Director of Nakatsuka Research Institute, Inc.	3F, 1015 Fujisawa, Fujisawa-shi, Kanagawa, Japan

SBI HOLDINGS, INC. — EXECUTIVE OFFICERS

Name	Title
Kenji Hirai	Executive Officer
Masayuki Yamada	Executive Officer
Hideo Nakamura	Executive Officer
Makoto Miyazaki	Executive Officer
Kazuhito Uchio	Executive Officer
Hiroaki Morita	Executive Officer

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D and any amendment thereto need be filed with respect to the ownership by each of the undersigned of shares of stock of Acucela Inc.

EXECUTED this 31st day of March, 2015.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

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BIOVISION LIFE SCIENCE FUND NO.1,

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AND

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By:	/s/ Katsuya Kawashima
Name:	Katsuya Kawashima
Title:	Authorized Signatory

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AND

SBI TRANSSCIENCE CO., LTD.

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
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